Exhibit 4.56

RENEWAL OF EMPLOYMENT AGREEMENT

Frank Zheng

Top River Assets Limited

c/o eLong, Inc.

3rd Floor, Xingke Plaza B

10 Jiu Xian Qiao Road

Chao Yang District

Beijing 100016, PRC

September 6, 2007

Dear Frank:

This letter agreement for renewal of employment (the “Renewal Agreement”) confirms the terms and conditions for renewal of your employment agreement with eLong, Inc. (“eLong” or the “Company”), and InterActive Corp (“IAC”, to which Exepdia, Inc. (“Expedia”) is the successor-in-interest), which agreement was signed as of July 25, 2004 and which expires on August 4, 2007 (the “Employment Agreement”).

1. Ongoing Validity of Terms. With the exception of those terms and conditions of the Employment Agreement that are expressly modified pursuant to this Renewal Agreement, the terms and conditions of the Employment Agreement shall remain valid and binding on the parties.

2. Renewal Term. The term for renewal of the Employment Agreement shall be from August 5, 2007 (the “Renewal Date”) to January 31, 2008 (the “Expiry Date”).

3. Termination of Role and Duties as eLong Officer; Ongoing Obligations.

(a) From the Renewal Date through the Expiry Date (the “Renewal Period”), you will no longer be the Company’s Vice President of Travel Services, but will be a non-executive employee of the Company whose duties will include but not be limited to:

(i) assisting the Company in ensuring smooth transition of your former duties, including supporting orderly operations of the Company’s Air and Hotel call centers, order fulfillment and ticket deliveries;

(ii) recruiting and/or interviewing suitable candidates for the Air, Hotel, or senior management positions of the Company;

(iii) liaising with the Company’s key hotel or air suppliers;

(iv) advancing the Company’s relationship with its global distribution system supplier TravelSky;

(v) assisting as needed on any post-licensing matters with respect to eLong Travel’s receipt of its outbound travel license; and

(vi) any other duties reasonably requested by the Company’s CEO or CFO.

You will cooperate with the Company when, as and if reasonably requested by the Company, in connection with the transition of your former duties as the Company’s Vice President of Travel Services. You will not be required to be present in the Company’s offices each of the working days prior to the Expiry Date; however, upon reasonable advance request by the Company you shall make yourself available by telephone, e-mail, or in person in order to assist with such duties set out above. Effective as of the Renewal Date, you will no longer be entitled to access the eLong executive support services.

(b) Subject to your performance of your duties set forth above and herein, you will receive US$105,000 (which figure includes benefits and reimbursements) per annum, pro rated, during the Renewal Period, being a gross total of US$51,653, subject to your provision of relevant receipts and subject to the other conditions set forth in your Employment Agreement. This sum shall be payable in accordance with the normal payroll policies of the Company. Through the Expiry Date you will also be entitled to the employee healthcare coverage set forth in your Employment Agreement.

4. Resignation of Position as Director and/or Officer of Subsidiaries. By signing below, you hereby resign, effective as of the Renewal Date, from all positions you may currently hold as a director and/or officer or any other similar position of any of the Company’s subsidiaries or affiliates and that you will at such time cease having any rights to use any titles in such entities or any authority associated with such titles or with respect to any of the businesses operated thereby. You will sign and deliver to the Company such other documents as may be necessary to effect or reflect such resignations.

5. Indemnity by Company. The Company hereby agrees and acknowledges that the Company will indemnify you with respect to any damages that you may incur while reasonably performing your duties under this Renewal Agreement or as a director or officer of any of the Company’s PRC subsidiaries or affiliates, except with respect to any damages arising from your negligence, intentional malfeasance or intentionally harmful acts.

6. Discretionary Bonus. You will be eligible to receive a discretionary bonus based on your performance, the Company’s performance and other factors deemed relevant by the Company’s Compensation Committee for the period from January 1, 2007 through June 30, 2007 pursuant to the terms set forth in Section 3(b) of the Employment Agreement.

7. No Severance Obligation. Pursuant to Section 6(d) of the Employment Agreement, the expiration of the renewed term of your employment with the Company on the Expiry Date, and your cessation as an employee of the Company as of such date shall neither be considered a termination for Good Reason (as defined in the Employment Agreement) nor a termination without Cause (as defined in the Employment Agreement). As a result, you will not be entitled to receive any severance benefits pursuant to Section 6(d) of the Employment Agreement upon such event.

8. Amendment and Acknowledgement.

You and eLong both agree that the first section of Section 1 of the Employee Obligations Agreement dated July 25, 2004 between you and each of the Company and eLongNet Information Technology (Beijing) Co. Ltd. shall be amended as follows:

“During my employment with eLong and continuing until six months from the expiry of this Renewal Agreement, meaning until July 31, 2008, I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of eLong. “Competitor” means an entity or business that is engaged in the development, operation or marketing of any travel business targeted in China. For each year or portion thereof following termination of my employment during which the provisions of this Section 1 apply, eLong shall pay me US $10,000, which amount I acknowledge to be reasonable compensation for undertaking this non-competition obligation.

Except for the above amendment to Section 1, the Employee Obligations Agreement shall remain in full force and effect.

You also agree that in order to receive the benefits set forth in this Renewal Agreement, you will execute and deliver to eLongNet Information Technology (Beijing) Co. Ltd. an amended and restated Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement in the form agreement attached hereto as Annex 1 (the “WFOE Obligations Agreement”). The WFOE Obligations Agreement will be translated into Chinese and you agree to execute such translated agreement. In the event that there is any conflict between the English version of the WFOE Obligations Agreement and the translated version, the provisions of the English version of the WFOE Agreement shall be binding on all parties.

9. Termination of Credit Card Use

As soon as is reasonably practicable after the date hereof, the Company shall cease the use any credit cards issued in your and the Company’s name in connection with any aspect of the Company’s business.

10. Representation, Warranty and Indemnity

The parties acknowledge that the Company has provided you with various forms of compensation in connection with your employment with the Company.

(a) You hereby agree to defend, hold harmless and indemnify eLong and its affiliated Chinese entities from losses, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees; together, the “Claims”) which arise out of or result from any taxes attributable to or owing by eLong, its subsidiaries and its affiliated Chinese entities that are actually imposed by PRC authorities in writing on eLong with respect to any compensation paid to you individually by the Company in the form of equity in the Company or rights to acquire such equity, that you then transferred to a third party; provided however that at all times this indemnity shall remain subject to the

Company’s ongoing obligation to: (1) use all commercially reasonable efforts to contest any Claims asserted against the Company or you and to cooperate with you in any reasonable defense against the Claims; and (2) to provide written notice to your last known mailing address regarding any Claims or any material information regarding such Claims.

(b) Top River, a BVI Company which is the transferee of certain of your or Zhu Saiying (an individual who holds investment power in Top River)’s rights to acquire shares in the Company, hereby agrees to defend, hold harmless and indemnify eLong, its subsidiaries and its affiliated Chinese entities from and against any losses, assessments, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys’ fees and disbursements) which arise out of or result from (i) any misrepresentation in or breach of any of the representations and warranties that Top River may have previously made during your employment with the Company; and (ii) any and all taxes attributable to or owing by eLong, its subsidiaries and its affiliated Chinese entities with respect to any past and future exercises of such rights by Top River or by Zhu Saiying.

(c) Notwithstanding anything herein to the contrary, eLong, its subsidiaries or its affiliated Chinese entities will be entitled to offset, against any amounts due to you or Top River or otherwise payable to you or Top River from eLong, its subsidiaries or its affiliated Chinese entities including without limitation from any Ordinary Shares due to you or Top River upon exercise of any Stock Options, any amount which you or Top River may owe to eLong, its subsidiaries or its affiliated Chinese entities pursuant to Section 10(b) above.

11. Board Approval. You hereby agree and acknowledge that the terms and provisions of this Renewal Agreement are subject to the approval of the Board of Directors of the Company (the “Board”) and to the extend this Renewal Agreement is not approved by the Board by September 30, 2007, this Renewal Agreement shall be terminated and shall be of no force or effect.

12. Ongoing Cooperation. After the Renewal Period, you agree to make yourself reasonably available to the Company to cooperate with and assist the Company and any subsidiary or affiliated Chinese entity as reasonably requested with respect to any matter in which you were or are involved during your employment with the Company.

13. Notice. Any notice to be provided by one party under this Agreement to another party shall be in writing to the addresses set forth below, or to such other addresses as have been provided by the relevant party in writing:

A) If to Frank Zheng:

Number 5 East Capital Library Road

No. 2 Building Apartment 21B

Beijing 100021, PRC

Mobile phone: 13910503629; email address: fzhengpark@hotmail.com;

B) If to eLong: Tel: 5860-2288;

Mail: Attn: Legal Department

eLong, Inc.

3rd Floor, Xingke Plaza B

10 Jiu Xian Qiao Road

Chao Yang District

Beijing 100016, PRC

C) If to Top River:

Lane 1111, Unit 62 / 101

Shuying Road

Minhang District

Shanghai 201100

Mobile Phone: 1366-170-3031 (c/o Frank Zheng).

14. Governing Law. This Renewal Agreement, together with the Employment Agreement, shall be governed by and construed in accordance with the laws of the State of New York as applied to agreements among residents of the State of New York entered into and to be performed entirely within the State of New York. This governing law provision hereby amends the governing law provision set forth in the Employment Agreement.

Any controversy or claim arising out of or relating to this Renewal Agreement shall be settled in accordance with Section 9(b) and (c) of the Employment Agreement. Any controversy or claim arising out of or relating to the Employee Obligations Agreements shall be settled in accordance with Section 8(b) of the Employee Obligations Agreements.

You agree that should any of the provisions of this Letter Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby.

If, after review, you agree to and accept the terms and conditions of this Renewal Agreement, please sign and return the enclosed copy of this Renewal Agreement.

Sincerely,

/s/ Hal Fiske
Hal Fiske eLong, Inc. General Counsel, On behalf of: Henrik Kjellberg
eLong, Inc. Interim CEO
Chairman of the Board of Directors

AGREED AND ACCEPTED:

We hereby accept and agree to all of the terms and provisions of this Renewal Agreement.

/s/ Frank Zheng
Frank Zheng
Date:

TOP RIVER ASSETS LIMITED (for purposes of Section 10 above only)

By:
Name:
Title:
Date: